Writer's Direct Dial: +44 (0) 207 614 2380
E-Mail: pboury@cgsh.com

September 9, 2010

BY EDGAR Mr. H. Christopher Owings Assistant Director Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Re:	Comment Letter—National Grid PLC Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2010 (File No. 001-14958)

Dear Mr. Owings:

We spoke with your colleague Mara Ransom earlier today in connection with the comment letter dated September 2, 2010 relating to National Grid PLC’s annual report filed on Form 20-F for the year ended March 31, 2010.  As discussed with Ms. Ransom, this is a brief note to indicate that National Grid intends to respond to the comments by October 1, 2010.

Although the comments are not extensive, the preparation of appropriate responses will require the involvement of a number of executives and financial and legal department staff and outside counsel.  Arranging for this involvement in order to meet the requested deadline would be difficult, particularly in light of the holiday schedules of many of the individuals involved.

You can reach either me, or my colleague Adam Schneider, at my number above.  Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

cc:	Ms. Lilyanna L. Peyser, Securities and Exchange Commission Mr. Steve Lucas, National Grid PLC Mr. Adam Schneider, Cleary Gottlieb Steen & Hamilton LLP